Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)

#1203-4464 Markham Street

Victoria, BC V8Z 7X8

Canada

Item 2	Date of Material Change

September 13, 2019

Item 3	News Release

A news release was issued and disseminated by the Company through Business News Wire on September 13, 2019.

Item 4	Summary of Material Change

The Company announced that it entered into an Open Market Sale Agreement with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell, through At-The-Market (“ATM”) offerings, with Jefferies acting as sales agent or directly to Jefferies acting as principal, such common shares that would have an aggregate offering amount of up to $40 million.

Item 5	Full Description of Material Change

The Company announced that it entered into an Open Market Sale Agreement with Jefferies pursuant to which the Company may from time to time sell, through ATM offerings, with Jefferies acting as sales agent or directly to Jefferies acting as principal, such common shares that would have an aggregate offering amount of up to $40 million. The Company has also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario and with the United States Securities and Exchange Commission, which supplements the Company’s short -from base prospectus dated March 26, 2018 and the Company’s shelf registration statement on Form F-10 dated March 26, 2108, declared effective on March 29, 2018. The listing of any shares sold pursuant to the ATM offering is subject to the approval of the Toronto Stock Exchange and Nasdaq. Jefferies, at the Company’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. Sales in the ATM offering will only be conducted in the United States through NASDAQ or another exchange at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

The Company currently intends to use the proceeds, from sales related to the ATM offering if any, to fund its operations, which includes, but is not limited to, its dry eye syndrome program, clinical development of voclosporin, commercial production of voclosporin (whether for lupus nephritis or other indications), regulatory, pre-marketing and commercialization preparation activities for voclosporin primarily for lupus nephritis, and for general corporate purposes and working capital.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com

Item 9	Date of Report

September 13, 2019

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements in this news release include, without limitation, statements about the possible sales of common shares and statements that Aurinia intends to use the proceeds from the sale of the common shares to fund its dry eye syndrome program, clinical development of voclosporin, commercial production of voclosporin (whether for lupus nephritis or other indications), regulatory, pre-marketing and commercialization preparation activities for voclosporin primarily for lupus nephritis, and for working capital and general corporate purposes. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should review the prospectus supplement and accompanying prospectus and consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.